UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: November 18, 2018

(Date of earliest event reported)

Alzamend Neuro, Inc.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of

Incorporation or Organization)

3802 Spectrum Blvd., Suite #112C, Tampa, FL 33612

(Full mailing address of principal executive offices)

(844) 722-6333

(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value 0.0001 per share

Item 7. Departure of Certain Officers

On November 2, 2018, our board of directors accepted the resignation of Philip Mansour as our former Chief Executive Officer and President effective as of November 5, 2018. There was no known disagreement with Mr. Mansour regarding our operations, policies, or practices.

On November 18, 2018, following the resignation described above, the board of directors appointed Stephan Jackman as our new Chief Executive Officer.

Stephan Jackman, 44, has played an intricate role in the development of therapeutic treatments, products and programs from the research stage to market and commercialization. He has demonstrated a dedicated dual focus of creating value for internal and external stakeholders while developing strategic alliances and cross-function teams to meet and exceed goals. Mr. Jackman has held positions of increasing responsibility at Novartis Pharmaceuticals Corporation, L’Oreal USA, SBM Management Services, and Family Intervention Services. Prior to joining Alzamend Neuro, Mr. Jackman was the Chief Operating Officer of Ennaid Therapeutics, an emerging biopharmaceutical focusing on cures for mosquito borne infectious diseases, such as Zika and Dengue viruses. Additionally, he has been an independent project and management consultant assisting start-ups, Fortune 500 companies and non-profits with major strategic initiatives.

Our newly-appointed Chief Executive Officer has not had any material direct or indirect interest in any of our transactions or proposed transactions over the last two years. At this time, we do not have a written employment agreement or other formal compensation agreement with Mr. Jackman.

On November 30, 2018, our board of directors accepted the resignation of William B. Horne as our former Chief Financial Officer effective as of December 15, 2018. There was no known disagreement with Mr. Horne regarding our operations, policies, or practices.

On December 7, 2018, the board of directors appointed Kenneth S. Cragun as our new Chief Financial Officer.

Mr. Kenneth S. Cragun, 58, served as a CFO Partner at Hardesty, LLC, a national executive services firm since October 2016. His assignments at Hardesty, LLC included serving as CFO of CorVel Corporation, a $1.1 billion market cap publicly traded company (NASDAQ: CRVL) and a nationwide leader in technology driven, healthcare-related, risk management programs and of RISA Tech, Inc. a private structural design and optimization software company. Cragun was also CFO of two NASDAQ-listed companies, Local Corporation, from April 2009 to September 2016, which operated Local.com, a U.S. top 100 website, and Modtech Holdings, Inc., from June 2006 to March 2009, a supplier of modular buildings. Prior, he had financial leadership roles with increasing responsibilities at MIVA, Inc., ImproveNet, Inc., NetCharge Inc., C-Cube Microsystems, Inc, and 3-Com Corporation. Mr. Cragun is currently the Chief Accounting Officer of DPW Holdings, Inc. and on the Board of Directors and Chairman of the Audit Committee of nFusz, Inc. (OTC: FUSZ). Mr. Cragun began his professional career at Deloitte.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) Alzamend Neuro Inc.

By:	/s/	Stephan Jackman, CEO
(Signature and Title)

Date: January 14, 2019